SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Neurotrope, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

64129T108
(CUSIP Number)

November 13, 2015
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

 ______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Clyde S. McGregor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 894,450 shares of Common Stock
6

SHARED VOTING POWER

1,200,000 shares of Common Stock

3,333,334 shares of Common Stock issuable upon conversion of Series B Preferred Stock (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series A Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series B Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series D Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series E Warrants (See Item 4)*

	7	SOLE DISPOSITIVE POWER 894,450 shares of Common Stock
8

SHARED VOTING POWER

1,200,000 shares of Common Stock

3,333,334 shares of Common Stock issuable upon conversion of Series B Preferred Stock (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series A Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series B Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series D Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series E Warrants (See Item 4)*

9

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,094,450 shares of Common Stock

3,333,334 shares of Common Stock issuable upon conversion of Series B Preferred Stock (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series A Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series B Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series C Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series D Warrants (See Item 4)*

3,333,334 shares of Common Stock issuable upon exercise of Series E Warrants (See Item 4)*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.99% (See Item 4)*
12	TYPE OF REPORTING PERSON IN

* As more fully described in Item 4, each of the Preferred Stock and Warrants are subject to a 9.99% blocker, and the percentage set forth in row (11) gives effect to such blocker. However, as more fully described in Item 4, the securities reported in rows (6), (8) and (9) show the number of shares of Common Stock that would be issuable upon full conversion or exercise of such reported securities and do not give effect to such blocker. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blocker, is less than the number of securities reported in rows (6), (8) and (9).

Item 1(a).	NAME OF ISSUER:

The name of the issuer is Neurotrope, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

The Company's principal executive offices are located at 50 Park Place, Suite 1401, Newark, NJ 07102.

Item 2(a).	NAME OF PERSON FILING:

This statement is filed by Clyde S. McGregor, who is referred to herein as the "Reporting Person," with respect to the shares of Common Stock (as defined in Item 2(d) below) of the Company.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The address of the Reporting Person is: 627 Sheridan Road Winnetka, Illinois 60093

Item 2(c).	CITIZENSHIP:

United States of America

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common Stock, $0.0001 par value (the "Common Stock")

Item 2(e).	CUSIP NUMBER:
64129T108

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act,
(b)	☐	Bank as defined in Section 3(a)(6) of the Act,
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act,
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940,

(e)	☐	Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940,
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F),
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
(h)	☐	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
(i)	☐	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:_________________________

Item 4.	OWNERSHIP.

The information as of the date of the event which requires filing of this statement required by Items 4(a) – (c) is set forth in Rows 5 – 11 of the cover page for the Reporting Person hereto and is incorporated herein by reference for such Reporting Person. The percentage set forth in Row 11 of the cover page for the Reporting Person is based on 49,277,851 shares of Common Stock issued and outstanding as of May 9, 2016, as represented in the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 13, 2016, and the conversion of the reported preferred stock (the "Reported Preferred Stock") and the exercise of the reported warrants (the "Reported Warrants"), in each case subject to the Blocker (as defined below).

The amount beneficially owned includes: (1) the shares of Common Stock issuable upon conversion of the Reported Preferred Stock and upon exercise of the Reported Warrants, in each case subject to the Blocker, and 1,200,000 shares of Common Stock, each of which are held by Clyde S. McGregor and his wife, LeAnn P. Pope, as joint tenants with right of survivorship, each of whom share voting and investment power; and (2) 894,450 shares of Common Stock held by Clyde McGregor Revocable Trust dtd 6/6/97 (the “Trust”) for the benefit of the Clyde S. McGregor Revocable 7 Charitable Remainder Trust, the Clyde S. McGregor Revocable 14 Charitable Remainder Trust, and the Clyde S. McGregor Revocable 20 Charitable Remainder Trust, for which Mr. McGregor is the trustee. Mr. McGregor, as trustee of the Trust, and who holds the securities set forth above as joint tenants with his wife LeAnn P. Pope, may be deemed to be the beneficial owner of all shares of Common Stock held by, and underlying the Reported Preferred Stock and Reported Warrants (subject to the Blocker) held by, the Trust and as joint tenants.

Pursuant to the terms of the Certificate of Designations governing the Reported Preferred Stock and the terms of the Reported Warrants, the Reporting Person cannot convert the Reported Preferred Stock or exercise the Reported Warrants to the extent the Reporting Person would beneficially own, after any such conversion or exercise, more than 9.99% of the outstanding shares of Common Stock (the Blocker"), and the percentage set forth in Row 11 of the cover page for the Reporting Person gives effect to the Blocker. Consequently, as of the date of the event which requires filing of this statement, the Reporting Person was not able to convert all of the Reported Preferred Stock or exercise all of the Reported Warrants due to the Blocker.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP.
Not applicable.

Item 10.	CERTIFICATION.
The Reporting Person hereby makes the following certification:

By signing below, the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: July 14, 2016

/s/ Clyde S. McGregor
Clyde S. McGregor